
15005482

SEC MAIL PROCESSING
RECEIVED
FEB 19 2015
WASH, D.C. 201 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

The Republic of Italy
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0000052782
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Form 18-K Annual Report of the Republic of Italy for the year ended December 31, 2013
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

Registration Statement No. 333-152589
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Skadden, Arps, Slate, Meagher & Flom (UK) LLP
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Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

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SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy, on February 19, 2015.

REPUBLIC OF ITALY

By: /s/ Maria Cannata
Name: Dott.ssa Maria Cannata
Title: Director General – Treasury Department – Directorate II
Ministry of Economy and Finance

Filings Made by Person Other Thank the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 2015, that the information set forth in this statement is true and complete.

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(Name)

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EXHIBIT INDEX

Exhibit (c)

Explanatory Report of changes made to the Update of the Economic and Financial Document of 2014, dated October 28, 2014

RELAZIONE DI VARIAZIONE ALLA NOTA DI AGGIORNAMENTO DEL DOCUMENTO DI ECONOMIA E FINANZA 2014

Presentata dal Presidente del Consiglio dei Ministri

Matteo Renzi

e

dal Ministro dell'Economia e delle Finanze

Pier Carlo Padoan

Deliberata dal Consiglio dei Ministri il 28 Ottobre 2014

PREMESSA

La presente Relazione aggiorna gli obiettivi programmatici di finanza pubblica indicati nella Nota di Aggiornamento del Documento di Economia e Finanza (DEF) approvata dal Parlamento lo scorso 14 ottobre e riportati nel Documento Programmatico di Bilancio per il 2015 (*Draft Budgetary Plan*, DBP) inviato alle istituzioni europee lo scorso 15 ottobre.

Tale aggiornamento si rende necessario a fronte delle osservazioni formulate dalla Commissione Europea nell'ambito del processo di valutazione dei Documenti Programmatici di Bilancio per il 2015 richiesti agli Stati Membri dell'Area dell'Euro dal *Two Pack*, in particolare dal Regolamento UE n. 473/2013.

Nella Nota di Aggiornamento del DEF 2014 l'obiettivo di indebitamento netto programmatico della Pubblica Amministrazione per il 2015 veniva stimato pari al 2,9 per cento del PIL, per effetto delle misure previste dalla Legge di Stabilità per il 2015-2017. Il percorso di convergenza verso il saldo strutturale in pareggio prevedeva un miglioramento strutturale pari a circa 0,1 punti percentuali del PIL nel 2015 rispetto al 2014.

Con la lettera del 22 ottobre 2014, il Vice Presidente della Commissione Europea ha avviato una fase di consultazione con il Governo italiano sul piano di bilancio per il 2015. Nella stessa lettera sono state chieste al Governo garanzie sul rispetto delle regole previste dal braccio preventivo del Patto di Stabilità e Crescita.

LE MISURE FISCALI AGGIUNTIVE E GLI EFFETTI SULLA FINANZA PUBBLICA

Il Governo italiano, come già anticipato alle istituzioni europee con la risposta inviata il 27 ottobre scorso dal Ministro dell'Economia e delle Finanze, intende adottare misure aggiuntive per rafforzare lo sforzo fiscale già delineato nel DBP per il 2015 prevendendo le seguenti integrazioni al disegno di legge di Stabilità per il 2015-2017:

i. l'utilizzo delle maggiori risorse stanziate dal disegno di legge di Stabilità 2015 sul Fondo per la riduzione della pressione fiscale, istituito dalla Legge 27 dicembre 2013, n. 147, per il miglioramento dell'indebitamento netto della Pubblica Amministrazione per 3,3 miliardi nel 2015.

ii. Il rafforzamento delle misure già previste nel disegno di legge di Stabilità 2015 in tema di contrasto all'evasione fiscale, tramite l'estensione del meccanismo dell'inversione contabile per l'IVA (*reverse charge*) al settore della grande distribuzione. Poiché l'efficacia della misura è subordinata al rilascio di una deroga da parte del Consiglio dell'Unione Europea, è prevista un'apposita clausola di salvaguardia, che dispone l'aumento delle accise, a garanzia del maggior gettito atteso. L'estensione comporterà un miglioramento pari a circa 730 milioni dell'indebitamento netto a partire dal 2015, da utilizzare per gli anni successivi per la sterilizzazione parziale della clausola di salvaguardia prevista dal disegno di legge di Stabilità in materia di IVA e accise;

iii. la parziale riduzione delle risorse messe a disposizione dal disegno di legge di Stabilità 2015 per il cofinanziamento dei fondi strutturali europei esentate dagli obiettivi di spesa delle Regioni ai fini del Patto di Stabilità Interno. La misura comporterà un miglioramento di circa 500 milioni dell'indebitamento netto nel 2015.

Il miglioramento complessivo del deficit atteso nel 2015, rispetto a quanto indicato nella Nota di aggiornamento del DEF 2014 e nel DBP, è pari a circa 4,5 miliardi, che determina un indebitamento netto nominale pari al 2,6 per cento del PIL e un miglioramento dell'indebitamento netto strutturale nel 2015 di poco superiore a 0,3 punti percentuali di PIL, sostanzialmente in linea con quanto richiesto dalle istituzioni europee.

La maggiore correzione di bilancio, introdotta con la volontà di rispettare le regole europee e dimostrare la disponibilità nel confronto e dialogo costruttivo con la Commissione Europea, rappresenta uno sforzo davvero notevole per il Paese in un contesto macroeconomico caratterizzato da tre anni consecutivi di recessione dell'attività economica e in presenza di rischi crescenti di deflazione per l'economia italiana.

La struttura del disegno di legge di Stabilità per il 2015 rimane immutata prevendendo, in continuità con i provvedimenti già adottati nel corso del 2014, interventi nei settori ritenuti più rilevanti per la crescita economica con l'obiettivo duplice di supportare la domanda aggregata e la competitività del Paese.

Le misure programmate sono pienamente coerenti con il piano di riforme strutturale in corso di attuazione, a fronte del quale il Governo, nel Documento Programmatico di Bilancio inviato alle istituzioni europee, ha chiesto esplicitamente l'applicazione della clausola sulle riforme economiche prevista dal Patto di Stabilità e Crescita.

Gli effetti macroeconomici attesi dalle misure aggiuntive non alterano sostanzialmente le previsioni programmatiche presentate nella Nota di Aggiornamento del DEF.

Coerentemente con la revisione dell'indebitamento netto della Pubblica Amministrazione, nel 2015 l'obiettivo del saldo di cassa indicato nella Nota di Aggiornamento del DEF 2014, e conseguentemente il debito pubblico, sono rivisti.

Il saldo netto da finanziare programmatico del bilancio dello Stato, al netto delle regolazioni contabili, debitorie e dei rimborsi IVA, è rideterminato in - 54 miliardi nel 2015.

Le misure addizionali previste dal Governo e la conseguente revisione dell'obiettivo del saldo netto da finanziarie del bilancio dello Stato saranno dettagliate con un successivo emendamento del Governo al disegno di legge di Stabilità per il 2015-2017.